United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

☒                              Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2018

OR

☐                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934. (No fee required)

For the transition period from                   to

Commission File Number 1-18378

A.                  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sanofi U.S. Group Savings Plan
55 Corporate Drive
Bridgewater, NJ 08807-5925

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI

54, rue La Boétie
75008 Paris, France

Sanofi U.S. Group

Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2018 and 2017

With Report of Independent Registered Public

Accounting Firm

Sanofi U.S. Group Savings Plan

*                 Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator

Sanofi U.S. Group Savings Plan

Bridgewater, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sanofi U.S. Group Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

We have served as the Plan’s auditor since 2013.

West Chester, Pennsylvania

June 27, 2019

Sanofi U.S. Group Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2018 and 2017

	2018	2017
ASSETS
Investments
Plan interest in the Sanofi U.S. Group Savings Master Trust (Note 3)	$5,459,389,088	$6,048,701,531
Sanofi contingent value rights at fair value	88,192	80,762

Total investments	5,459,477,280	6,048,782,293

Receivables
Contributions receivable from participating employees	—	5,153,656
Contributions receivable from employer	10,979,062	15,166,288
Other receivable	127,500	143,625
Notes receivable from participants	52,277,840	58,288,247

Total receivables	63,384,402	78,751,816

Total Assets	5,522,861,682	6,127,534,109

LIABILITIES
Accrued administrative expenses	140,808	155,860

Net assets available for benefits	$5,522,720,874	$6,127,378,249

The accompanying notes are an integral part of these financial statements.

Sanofi U.S. Group Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2018 and 2017

	2018	2017
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions
Employee	$166,039,118	$174,725,239
Employer	151,157,183	158,605,024
Rollover	36,642,162	23,861,994
Investment income
Net investment (loss) income allocated from Master Trust	(284,325,399)	904,245,283
Net appreciation in fair value of investments	20,687	241
Miscellaneous income	13,938	—
Interest on notes receivable from participants	2,700,605	2,571,935

Total additions	72,248,294	1,264,009,716

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Distributions	675,512,290	489,659,673
Fees and administrative expenses	1,393,379	1,416,027
Miscellaneous expense	—	9,155

Total deductions	676,905,669	491,084,855

NET (DECREASE) INCREASE BEFORE TRANSFER	(604,657,375)	772,924,861

Transfer out to another plan (Note 1)	—	67,639,013

(Decrease) Increase in net assets available for benefits	(604,657,375)	705,285,848

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	6,127,378,249	5,422,092,401

End of year	$5,522,720,874	$6,127,378,249

The accompanying notes are an integral part of these financial statements.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2018 and 2017

1.              Description of the Plan

The following description of the Sanofi U.S. Group Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description — The Plan is a defined contribution plan that covers substantially all employees of Sanofi U.S. Inc. and Sanofi U.S. LLC, Sanofi Pasteur Inc. and Sanofi Genzyme (the “Company”), as they meet the prescribed eligibility requirements.  All employees are eligible to participate in the Plan beginning on the first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust — Effective April 1, 2012, Sanofi U.S. LLC, Sanofi Pasteur Inc., Sanofi-Aventis Puerto Rico Inc. and T. Rowe Price Trust Company entered into an amended and restated Master Trust Agreement, and the Sanofi-Aventis U.S. Savings Master Trust was renamed the Sanofi U.S. Group Savings Master Trust (the “Master Trust”) to serve as the funding vehicle for the Plan.  Accordingly, the assets of the Plan are maintained, for investment and administrative purposes only, on a commingled basis with the assets of the other plan within the employer’s parent company.  The investments included within the Master Trust consist of equities, fixed income, mutual funds, common collective trusts, synthetic guaranteed investment contracts, and separate account contracts.  No plan has any interest in the specific assets of the Master Trust, but maintains a beneficial interest in such assets.  The portion of assets, net earnings, gains and/or losses, and administrative expenses allocable to each plan is based upon the relationship of the plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (Note 3).

Trustee and Recordkeeper — T. Rowe Price Trust Company is the Plan’s trustee (the “Trustee”).  The Trustee is party to the Master Trust Agreement discussed above which governs and maintains the Plan’s commingled assets, as well as a general trust agreement for all other Plan operations.  T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (Note 6).

Plan Administration — The Sanofi-Aventis U.S. Administrative Committee (the “Committee” or “Plan Administrator”), as appointed by the Sanofi-Aventis U.S. Pension Committee, is responsible for the general administration of the Plan.  The Board of Directors has appointed the Trustee with the responsibility for the administration of the Master Trust Agreement and the management of the assets.

Employee Contributions — The Plan has an auto-enrollment feature whereby a participant is automatically enrolled in the Plan to make pre-tax contributions at 6% of eligible compensation unless the participant affirmatively opts out within a 30-day period from their date of hire.  In addition, the Plan adopted an automatic election escalator feature whereby participants who were automatically enrolled will have their deferral rate increased each year by 1% until their deferral rate reaches 10%, unless the participant elects out of this treatment as prescribed by the Plan document.  Eligible participants are allowed to contribute up to 75% of their eligible compensation as either pre-tax contributions, Roth contributions, or any combination of pre-tax and Roth contributions, and up to 10% in non-Roth after-tax contributions.  Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.  IRC limitations for pre-tax and Roth contributions were $18,500 and $18,000 for 2018 and 2017, respectively.  Employees 50 years old or older may make an additional catch-up contribution of up to $6,000 for 2018 and 2017.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2018 and 2017

As of January 1, 2018, employees of Protein Sciences, which was acquired by Sanofi in August of 2017, are eligible to participate in the Plan.  The Protein Sciences 401(k) Plan was liquidated on March 20, 2018, and participants had the option to either roll their assets into the Sanofi Plan or take a cash distribution.

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also rollover IRA distributions (excluding minimum required distributions and nondeductible contributions).

The Plan was amended effective October 1, 2018, to prohibit any further investment into the Company Stock Fund including future contributions, reallocations or transfers of existing account balances, dividends on Company Stock held in the Company Stock Fund, and loan repayments.

Employer Matching Contributions — The Company matching contribution is 150% of the pre-tax and/or Roth contributions for all participants, up to 6% of eligible compensation.

Participant Accounts — Each participant’s account is credited with the participants’ contributions, Company matching contributions, and Plan earnings.  Participant accounts are charged with an allocation of administrative expenses and Plan losses.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Upon enrollment into the Plan a participant may direct employee contributions into any of the Plan’s investment options.  Participants may change their investment options at any time.  If a participant does not make investment elections then their contributions are defaulted to the age-appropriate target date fund within the year the participant would reach age 65.  Company contributions are allocated in the same manner as that of the participant’s elective contributions.

Vesting — Effective April 1, 2012, all eligible employees hired on or before March 31, 2012 became 100% vested in their Company matching contribution account. Employees hired on or after April 1, 2012 will be 100% vested in their Company matching contribution account after two years of service.  Participants are always 100% vested in their pre-tax, catch up, and after-tax contribution accounts (contributions and related earnings).  Prior to April 1, 2012, employees who were participants on or before December 31, 2005 were 100% vested in their Company matching contribution account (contribution and related earnings), and employees hired on or after January 1, 2006 were 100% vested in their Company matching contribution account after three years of service.

Notes Receivable from Participants — Plan participants may borrow from $1,000 up to a maximum equal to the lesser of 50% of the value of their vested account balance or $50,000 less their highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan document.  Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Company.  Currently, interest rates associated with participant loans range from 3.25% to 9.50%.  Principal and interest are paid ratably though payroll deductions generally over a term of up to five years.  A participant may not have more than two loans outstanding at any point in time.  Extended terms of up to 15 years are available should the loan relate to the purchase of a primary residence.

Payment of Benefits — Plan participants who leave the Company as a result of death, disability, retirement, or termination may choose one or a combination of the following distribution methods:

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2018 and 2017

receive the entire amount of their vested account balance in one lump-sum payment, receive a partial distribution of the vested account balance, receive the distribution in the form of recurring annual installments over a period of between three and fifteen years, or a combination of these methods.  If a participant dies, the participant’s designated beneficiary will receive the payments. In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

During February 2017, in connection with an exchange of a business operating division between the Company and Boehringer Ingelheim, the account balances, including participant loans, of approximately 500 participants, totaling $67,639,013, were transferred out of the Plan to Conduent Inc., the recordkeeper for the Boehringer Ingelheim USA Corporation & Its Affiliates Retirement Savings Plan.

Forfeitures — Forfeited non-vested accounts may be used to pay administrative expenses and/or off-set the amount of employer contributions, which are to be paid to the Plan.  At December 31, 2018 and 2017, non-vested forfeited account balances totaled approximately $1,749,500 and $1,641,125, respectively.  During the years ended December 31, 2018 and 2017, forfeited amounts of $40,697 and $20,395, respectively, were used to off-set employer matching contributions.  During 2019, forfeitures of $2,303,171 were used to off-set the 2018 employer true up matching contribution to the Plan and during 2018, forfeitures of $3,090,946 were used to off-set the 2017 employer true up matching contribution to the Plan.

Administrative Budget - T. Rowe Price (“TRP”) will provide the Plan with funding for an administrative budget of $5.00 per participant quarterly ($20.00 annually), based on the total number of participants with a balance in the Plan as of the last business day of each calendar quarter. The administrative budget shall be calculated on a quarterly basis after the end of each quarter and established as an account in the trust in accordance with directions provided by the Company. The administrative budget may be used to pay certain administrative expenses of the Plan, as directed by the Plan’s named fiduciary, as defined in Section 402(a)(2) of ERISA.  Any amounts credited to the administrative budget and not used in the year so credited shall be allocated as determined by the named fiduciary.  For the Plan years 2018 and 2017, TRP contributed $524,025 and $531,412, respectively, to the Plan’s administrative budget account.  For 2018 and 2017, the Plan used $216,475 and $146,027, respectively, of the administrative budget to off-set Plan expenses.  In addition, during 2018 and 2017, amounts totaling $517,964 and $320,477, respectively, were allocated to participant accounts.  As of December 31, 2018 and 2017, the balances of the administrative budget accounts were $219,804 and $519,491, respectively.  Included within the year end balances are revenue sharing contribution receivables of $127,500 and $129,020, respectively, and amounts payable from the administrative budget account of $96,500 and $108,945, respectively.

2.              Summary of Significant Accounting Policies

Basis of Accounting — The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2018 and 2017

Investment Valuation — For investment and administrative purposes, except for the investment in Sanofi contingent value rights, the Plan’s assets are held within the custody of the Master Trust.  The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s interest in the Master Trust is stated at fair value, except for fully benefit-responsive investment contracts (“FBRICs”) which are reported at contract value, and is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses.

The Stable Value Fund (see Note 3) is a FBRIC and is therefore measured at contract value.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Notes Receivable from Participants — Notes receivable from participants represent loans recorded at their unpaid principal balance plus accrued interest.  Interest income generated on the notes receivable is recorded when earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2018 or 2017.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default based on Plan provisions, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments — Benefits are recorded when paid.

Fees and Administrative Expenses — All external third party expenses and internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans, unless they are paid by the Company.  Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the funds to which such charges are attributable.

Risks and Uncertainties — The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets available for Benefits.

New Accounting Pronouncements — In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting, which will require an employee benefit plan to report an interest in a master trust and the change in the value of that interest as separate line items on the statement of net assets available for benefits and the statement of changes in net assets available for benefits, respectively.  In addition, a plan will have to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in these balances.  Entities should apply these amendments retrospectively to each period for which financial statements are presented.  This guidance is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted.  Management is evaluating the impact that this guidance will have on the Plan’s financial statements.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2018 and 2017

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820.  ASU 2018-13 removed the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels.  The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly.  It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date.  The guidance is effective for fiscal years beginning after December 15, 2019.  Plan management is currently evaluating the impact of the ASU on the financial statements but does not expect the adoption to have a material impact.

3.              Investment in Plan Master Trust

The Master Trust comprises the investment assets of the Plan and the Sanofi Puerto Rico Group Savings Plan.  Certain investment assets of the Master Trust, related earnings (losses), and expenses are allocated to all the plans that participate in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

At December 31, 2018 and 2017, the Plan’s interest in the Master Trust was approximately 99% of the total trust.

The following table presents the net assets available for benefits of the Master Trust as of December 31, 2018 and 2017.

	2018	2017
Investments at fair value
Self-directed brokerage accounts	$98,754,086	$117,105,463
Common collective trust funds	4,536,651,663	4,873,465,250
Separately managed accounts:
U.S. and International equities	183,941,454	210,965,748
Fixed income securities	58,836,899	124,289,447
Company stock	88,235,498	95,346,341
Common collective trust funds	—	129,391,861

Total investments at fair value	4,966,419,600	5,550,564,110

Investments at contract value
Stable value fund	517,469,657	524,925,340

Net Assets of the Master Trust	$5,483,889,257	$6,075,489,450

Plan’s Interest in Master Trust	$5,459,389,088	$6,048,701,531

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2018 and 2017

The following are the changes in net assets available for benefits of the Master Trust for the years ended December 31, 2018 and 2017.

	2018	2017
Net (Depreciation) Appreciation in the value of investments	$(300,692,624)	$892,859,532
Dividends	3,193,548	2,991,043
Interest	12,202,351	12,008,945
Net investment income (loss)	(285,296,725)	907,859,520

Net transfers	(306,303,468)	(195,248,660)

Increase (decrease) in Net Assets	(591,600,193)	712,610,860

Net Assets:
Beginning of Year	6,075,489,450	5,362,878,590
End of Year	$5,483,889,257	$6,075,489,450

Investment Valuation and Income Recognition — The investments of the Master Trust are reported at fair value, except for the Stable Value Fund which is a FBRIC and is required to be reported at contract value.  Purchases and sales of investments within the Master Trust are recorded on the trade-date basis (the day the order to buy or sell is executed).  Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date.

Fair Value Measurements — The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).  The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•                 Quoted prices for similar assets or liabilities in active markets;

•                 Quoted prices for identical or similar assets or liabilities in inactive markets;

•                 Inputs other than quoted prices that are observable for the asset or liability;

•                 Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  Level 3 inputs include management’s own assumption about the

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2018 and 2017

assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2018 and 2017.  Except as disclosed in Note 4, all of the Plan’s assets are invested in the Master Trust.

Self-Directed Brokerage Accounts — These accounts consist of over-the-counter publicly traded mutual funds that are valued using quoted market prices of the underlying investments as reported in the active market in which the mutual funds are traded.  They are classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds — These funds are investment vehicles consisting of target date funds and index funds.  Units held in common collective trust funds are valued at the net asset value (“NAV”) as a practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund.  Investments that use NAV as a practical expedient to measure fair value have not been classified in the fair value hierarchy in accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10.

Separately Managed Accounts — These investments are individually managed investment accounts that are managed by various investment advisors.  The underlying investments of the accounts include domestic and international equities including Company stock, corporate and governmental fixed income securities, common collective trusts, mutual funds, and short-term investments.  The units held of separately managed accounts are valued at the NAV, as a practical expedient, as determined by the issuers based on the current fair values of the underlying assets of the separately managed accounts, including any receivables or payables applicable to the fund.  Investments that use NAV as a practical expedient to measure fair value have not been classified in the fair value hierarchy in accordance with ASC Subtopic 820-10.

Company stock held within a separately managed account is valued at the closing price reported on the active market on which the individual securities are traded.  This investment is classified within Level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with ASC 820 guidance, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2018 and 2017

The following tables set forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2018 and 2017:

	2018
	Level 1	Level 2	Level 3	Total

Participant-directed brokerage accounts	$98,754,086	$—	$—	$98,754,086
Company stock	88,235,498	—	—	88,235,498

Total investments in the fair value hierarchy	$186,989,584	$—	$—

Investments measured at net asset value (a)				4,779,430,016

Total investments measured at fair value				$4,966,419,600

	2017
	Level 1	Level 2	Level 3	Total

Participant-directed brokerage accounts	$117,105,463	$—	$—	$117,105,463

Total investments in the fair value hierarchy	$117,105,463	$—	$—

Investments measured at net asset value (a)				5,433,458,647

Total investments measured at fair value				$5,550,564,110

(a)         In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the net assets available for benefits of the Master Trust.

Investments Measured at NAV — The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017.  There are no participating redemption restrictions for these investments; the redemption notice period is applicable only to the Master Trust.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2018 and 2017

December 31, 2018	Net Asset Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
US Treasury Money Market Trust(b)	$2,824,030	—	Daily	None
Sanofi U.S. Active Bond Fund (a)	112,798,855	—	Daily	None
Sanofi U.S. Bond Fund Index (b)	79,939,820	—	Daily	None
Sanofi International Stock Index (b)	74,295,714	—	Daily	None
Sanofi U.S. Active Stock Fund (a)	183,941,454	—	Daily	None
Sanofi U.S. Stock Index (b)	365,880,235	—	Daily	None
Sanofi-Aventis International Core Fund (a)	108,767,813	—	Daily	None
TRP Retirement Date Trusts (c)	3,850,982,095	—	Daily	90 days

Total Investments Measured at NAV	$4,779,430,016

December 31, 2017	Net Asset Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
US Treasury Money Market Trust(b)	$2,666,821	—	Daily	None
Sanofi U.S. Active Bond Fund (a)	124,289,447	—	Daily	None
Blackrock U.S. Debt Index (b)	84,243,585	—	Daily	None
Sanofi International Stock Index (b)	94,644,200	—	Daily	None
Sanofi U.S. Active Stock Fund (a)	212,357,047	—	Daily	None
Sanofi U.S. Stock Index (b)	392,048,722	—	Daily	None
Sanofi-Aventis International Core Fund (a)	128,000,562	—	Daily	None
TRP Retirement Date Trusts (c)	4,299,861,922	—	Daily	90 days
Sanofi-US ADR Fund (a)	95,346,341	—	Daily	None

Total Investments Measured at NAV	$5,433,458,647

(a)         This category includes separately managed accounts that are managed by investment advisors as described above and depending on the fund include equities, fixed income, common collective trust funds, and mutual funds as underlying securities owned by the Master Trust.

(b)         This category includes investments in common collective trust funds as described above.

(c)          This category includes investments in a blend of diversified common collective trust funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances gauged upon an expected retirement date.  The funds share the common goal

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2018 and 2017

of growing principal in earlier years and then later preserving the principal balance closer to an expected retirement date.

Fully Benefit-Responsive investment Contracts (“FBRIC”) — The Master Trust entered into fully benefit-responsive investment contracts in the Stable Value Fund that invest primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc.  These contracts meet the fully benefit-responsive contract criteria and therefore are reported at contract value.  Contract value is the relevant measure for FBRICs because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.  These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  Contract value represents contributions made to the investment contracts plus earnings, less participant withdrawals and administrative expenses.

The Stable Value Fund invests in synthetic guaranteed investment contracts (“SICs”) and separate account contracts.  For investments in SICs, the Master Trust owns the underlying investments, whereas for investments in the separate account contracts, the Master Trust receives title to the annuity contract, but not the direct title to the assets in the separate account.  SICs and separate account contracts are generally backed by fixed income assets.  The underlying investments wrapped within the SICs and separate account contracts are managed by third party fixed income managers and include securities diversified across the broad fixed income market, such as, but not limited to, corporate bonds, mortgage related securities, government bonds, asset-backed securities, cash, and cash equivalents.

SICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the SIC.  Separate account contracts are investment contracts invested in insurance company separate accounts established for the sole benefit of the Stable Value Fund included within the Master Trust.  SICs and separate account contracts are wrapped by the financially responsible insurance company.

The issuers of the SICs and separate account contracts are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust.  The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time.  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise and do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The crediting rates for SICs and separate account contracts are periodically reset during the year and are based on the performance of the contract’s underlying assets.  Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term.  The average crediting rate for the investment contracts was 2.56% and 2.33% for 2018 and 2017, respectively.

Certain events could limit the ability of the Master Trust to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2018 and 2017

ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire interest in the fund.

The following represents the disaggregation of contract value between types of investment contracts held by the Master Trust for the FBRIC at December 31, 2018 and 2017:

	2018	2017
Stable value fund
Money market fund	$31,683,900	$20,649,061
Synthetic investment contracts	485,785,757	504,276,279
End of Year	$517,469,657	$524,925,340

4.              Plan Investments

As a result of plan mergers in 2012, the following fund still remained as an investment at the Plan level outside the Master Trust as of December 31, 2018.

Contingent Value Right (“CVR”) — Effective April 8, 2011, as a result of the Company’s acquisition of Genzyme, Genzyme Common Stock no longer existed and was eliminated from Genzyme 401(k) Plan as an investment option. The Company purchased Genzyme Common Stock for $74.00 per share in cash. When Genzyme Common Stock was tendered, the proceeds were put into the Genzyme Corporation 401(k) Plan according to investment elections on file for each participant. In addition to a cash payment from the sale of Genzyme Common Stock to the Company, each Genzyme shareholder received one CVR for each share they owned.

Each CVR represents the right for its holder to receive defined cash payments upon the achievement of specified milestones related to certain Genzyme products.  Therefore, the value of each CVR is based on the present value of cash flows generated by the expected probability that the specified product milestones will be met.  If all milestones are met, a holder of the CVR will receive an aggregate total of $14 in cash for each CVR spread out over the life of the CVR. There is no assurance that any payments will be made on the CVR.

The fair value of the CVR is derived from prevailing market prices for the security on the NASDAQ and is classified as a Level 1 investment within the fair value hierarchy.

The classification of the fair value measurements of the Plan investments at December 31, 2018 and 2017 are as follows:

	2018
	Level 1	Level 2	Level 3	Total
Common stock:
Contingent Value Rights	$88,192	$—	$—	$88,192
Total assets at fair value	$88,192	$—	$—	$88,192

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2018 and 2017

	2017
	Level 1	Level 2	Level 3	Total
Common stock:
Contingent Value Rights	$80,762	$—	$—	$80,762
Total assets at fair value	$80,762	$—	$—	$80,762

During 2018 and 2017, the Plan’s investments (including investments bought and sold, as well as held during the year) outside the Master Trust appreciated by $20,687 and $241, respectively.

5.              Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 24, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  In December 2016, the IRS began publishing a Required Amendments List for individually designed plans that specifies changes in qualification requirements.  The list is published annually and requires plans to be amended for each item on the list, as applicable, to retain the Plan’s tax exempt status.  The Plan has been amended since receiving the determination letter the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examination for years prior to 2015.

6.              Related Party and Party-in-Interest Transactions

Certain Master Trust investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee of the Plan.  T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan.  Therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invests in shares of the parent company, Sanofi, through the Sanofi-US ADR Fund (the “fund”); therefore, these transactions qualify as party-in-interest transactions. As of October 5, 2018, the “fund” was transitioned to individual share accounting at the direction of the Plan sponsor. As such, the figures below for the year ended December 31, 2018 represent transactions up until October 5, 2018 for the unitized fund, and from October 6, 2018 to December 31, 2018 for the individual shares held within participant accounts.

During the year ended December 31, 2018, the Master Trust made purchases of approximately $9,325,398, sales of approximately $11,186,819, realized gains of $669,363, and dividend income of $3,145,387 earned from the investment in the Company’s common stock through the Sanofi-US ADR fund and individual shares.  The total shares and market value of the company stock held by the Master Trust at December 31, 2018 were 2,032,608 and $88,235,498, respectively.  During the year ended December 31, 2017, the Master Trust made purchases of approximately $6,627,325, sales of approximately $15,253,767, realized gains of $3,042,824, and dividend income of $2,970,176 earned from the investment in the Company’s common stock

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2018 and 2017

through the Sanofi-US ADR fund. The total shares and market value of the fund held by the Master Trust at December 31, 2017 were 5,252,736 and $95,346,341, respectively.

Certain administrative fees have been paid through a revenue sharing agreement with T. Rowe Price Retirement Plan Services Inc. rather than direct payments and also qualify as party-in-interest transactions.

Certain investments are shares of CVRs from the former Genzyme Corporation 401(k) Plan as a result of the merger into the Plan.  These transactions also qualify as party-in-interest transactions.

In addition, certain Plan participants borrowed from the Plan. As of December 31, 2018 and 2017, the outstanding loans of the Plan participants were $52,277,840 and $58,288,247, respectively (refer to Note 1 for applicable interest rates). Loans to participants also qualify as party-in-interest transactions.

All of the above transactions are not considered prohibited transactions pursuant to the prohibited transaction rules of the Department of Labor and Section 408 of ERISA.

7.              Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

8.              Subsequent Events

Plan management has evaluated all subsequent events through June 27, 2019, the date the financial statements were issued.

During 2018, the Company acquired two new subsidiaries (Bioverativ and Ablynx).  As a result of these acquisitions, the Bioverativ 401(k) Savings Plan and the Ablynx Inc. 401K Plan merged into the Plan effective January 1, 2019.  As a result of the merger the Plan received assets of, and assumed liabilities of the merged plans.

SUPPLEMENTAL SCHEDULE

Sanofi U.S. Group Savings Plan

PLAN EIN:                                                       36-4406953

PLAN NUMBER:                     005

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2018

(a)	(b) IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	(d) COST	(e) CURRENT YEAR
*	Sanofi U.S. Group Savings Master Trust	Master Trust	**	$5,459,389,088

*	Sanofi Contingent Value Rights	Common Stock	**	88,192

*	Participant Loans	Interest Rates 3.25% - 9.50%	-0-	52,277,840

*                                           Indicates party-in-interest to the Plan

**                                    Cost not required for participant directed investments

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sanofi U.S. Group Savings Plan

By:	/s/ Jonathan Fichter
Jonathan Fichter, for the Retirement Plan Administrative Committee, Plan Administrator

Date: June 27, 2019

Exhibit	Exhibit Number

Consent of Independent Registered Public Accounting Firm	23.1